January 7, 2008
VIA FACSIMILE (202) 772-9204
AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Mail Stop 3561
Washington, DC 20549
Attention: H. Christopher Owings

RE:	Must Haves, Inc.
Registration Statement on Form 10-SB
Filed September 14, 2007, Amended December 10, 2007
File No. 0-52810
Dear Mr. Owings:
     On behalf of Must Haves, Inc. (the “Company”), we hereby submit responses to the staff’s Comment Letter dated December 21, 2007. Each of our responses has been numbered to be consistent with the comments within the Comment Letter. In addition, we have updated the registration statement to omit the June 30 unaudited financial information. All references to revisions may be found in Amendment No. 2 to the Form 10-SB submitted for filing this January 7.
General
1.	We note your response to comment 1 of our letter of October 11, 2007, regarding the fact that your initial filing became effective November 13, 2007. As a result, we remind you that you incurred reporting responsibilities under the Securities Exchange Act effective November 13, 2007. For general information regarding your ongoing 1934 Act reporting responsibilities, please see the following section of our website: “Q&A: Small Business and the SEC,” Section V (“If My Company Becomes Public, What Disclosures Must I Regularly Make?”), available at http:www.sec.gov/info/smallbus/qasbsec.htm#eod5.

United States Securities and Exchange Commission
January 7, 2008

RESPONSE:	The Company is aware of its reporting responsibilities under the Securities Exchange Act of 1934.
Part I, Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 5
2.	We reviewed your revisions in response to comment 8 in our letter dated October 11, 2007. Please make the following additional revisions to your disclosure:
•	Explain more clearly the reason for the material decrease in cost of revenue as a percentage of revenue in 2006 as compared to 2005.

•	Explain the material change in general and administrative fees in 2006 as compared to 2005.

•	Explain the reasons for material changes in revenues and cost of revenue as a percentage of revenue in the nine months ended September 30, 2007 as compared to the nine months ended September 30, 2006.

See Item 303(b) of Regulation S-B.
RESPONSE:	We have revised this section to provide the requested clarifications.
3.	We note your response to comment 10 of our letter of October 11, 2007. We note that you have revised some of your risk factors, however, some of your risk factors continue to be generic. For example, please revise the risk factor “We expect to incur increased costs as a result of becoming a reporting company” considering all companies are subject to increased costs as a result of becoming a reporting company. Please also revise the risk factor “Our President, as principal shareholder, beneficially owns approximately 77% of our outstanding common stock” to state why this fact about your company constitutes a risk of which investors should be aware.
RESPONSE:	We have revised these risk factors as requested.

United States Securities and Exchange Commission
January 7, 2008

Part II, Financial Statements for Fiscal Year Ended December 31, 2006, page F-1
Statements of Income, page F-3
4.	We reviewed your response to comment 20 in our letter dated October 11, 2007. We continue to believe that you should disclose on the face of your statements of income pro forma income tax expense, net income, and earnings per share giving effect to the income tax expense that would have been incurred had you been a taxable entity during the periods presented. At a minimum, such pro forma information should be provided for the fiscal year ended December 31, 2006 and the subsequent interim period ended June 30, 2007, but we would encourage you to include the requested pro forma information for all periods prior to becoming a taxable entity. If you elect to present pro forma tax information for all periods prior to becoming a taxable entity, you should continue to disclose in future filings this same pro forma information until your taxable status is reflected in the historical financial statements for all periods presented. Please see SAB Topic 1:B.2 which indicates that pro forma financial information should be provided if your historical financial statements are not indicative of your ongoing operations. In our view, your historical financial statements are not indicative of your ongoing operations as you were historically a tax exempt enterprise but are now a taxable corporation.
RESPONSE:	We have revised our Statements of Income for the period ended December 31, 2006 and Statements of Operations for the interim period ended September 30 accordingly.
Note 1. Summary of Significant Accounting Policies, page F-6
Recent Accounting Pronouncements, page F-8
Accounting Changes and Error Corrections, page F-8
5.	Please revise your disclosure to indicate that SFAS 154 was adopted effective the first quarter of fiscal year 2006 rather than in the first quarter of fiscal year 2007. Also revise your financial statements if necessary to comply with such revised effective date.
RESPONSE:	We have corrected accordingly.

United States Securities and Exchange Commission
January 7, 2008

Financial Statements for Fiscal Period Ended June 30, 2007, page F-11
6.	Interim financial statements for the fiscal period ended June 30, 2007 are not required and you may eliminate them at your option. However, if you elect to include them, please address the comments above, as applicable.
RESPONSE: We have omitted the June 30 unaudited financials.
7.	Further to the preceding comment, if you continue to include the June 30, 2007 financial statements in the filing, please address the following:
•	Revise Note 2 to disclose the amount of imputed interest expense you recorded for the six months ended June 30, 2007 rather than the amount for the nine months ended September 30, 2007.

•	Revise the balance sheets and statements of changes in stockholders’ equity to present retained earnings as of the date your Sub-Chapter S election was terminated as additional paid in capital assuming a constructive dividend to owners followed by a contribution to capital. Your presentation should conform to the presentation in your interim financial statements for the period ended September 30, 2007 and thus should not result in the elimination of your entire stockholders’ equity balance.
RESPONSE: We have omitted the June 30 unaudited financials as suggested by Comment No. 6.
Financial Statements for Fiscal Period Ended September 30, 2007, page F-19

Statements of Changes in Stockholders’ Equity, page F-22
8.	The column captioned Additional Paid in Capital does not appear to be mathematically correct. Please revise as appropriate.
RESPONSE:	We have corrected a typographical error with respect to the amount of common stock issued during the period ended September 30.

United States Securities and Exchange Commission
January 7, 2008

     We believe that our response addresses all of your concerns. If you have additional questions, please contact the undersigned at 954-713-7600.
Very truly yours,
/s/ Joel D. Mayersohn
cc: Mrs. Stella Gostfrand
Pursuant to Internal Revenue Service guidance, be advised that any federal tax advice contained in this written or electronic communication, including any attachments or enclosures, is not intended or written to be used and it cannot be used by any person or entity for the purpose of (i) avoiding any tax penalties that may be imposed by the Internal Revenue Service or any other U.S. Federal taxing authority or agency or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.